UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Yahoo! Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

984332-10-6

(CUSIP Number)

RONALD FISHER SOFTBANK HOLDINGS, INC. 1188 CENTRE STREET NEWTON CENTER, MA 02459 (617) 928-9300	STEPHEN A. GRANT, ESQ. SULLIVAN & CROMWELL 125 BROAD STREET NEW YORK, NY 10004 (212) 558-4000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 29, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP No. 984332-10-6	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 96,445,239
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 96,445,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,445,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP No. 984332-10-6	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 96,445,239
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 96,445,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,445,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP No. 984332-10-6	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 96,445,239
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 96,445,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,445,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP No. 984332-10-6	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Masayoshi Son
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 96,445,239
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 96,445,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,445,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON IN

                SOFTBANK America Inc., a Delaware corporation (“SB America”), SOFTBANK Holdings Inc., a Delaware corporation (“SBH”), SOFTBANK Corp., a Japanese corporation (“SOFTBANK”), and Mr. Masayoshi Son, a Japanese citizen (“Mr. Son” and, together with SB America, SBH and SOFTBANK, the “Reporting Persons”), hereby amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended and supplemented, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Yahoo! Inc., a Delaware corporation (the “Issuer”), beneficially owned by them. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 5.	Interest in Securities of the Issuer.

                The percentage of the Issuer’s outstanding Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 569,612,000 shares of Common Stock reported by the Issuer as outstanding at October 31, 2001 in the Issuer’s Form 10-Q for the quarter ended September 30, 2001.

                SB America is a wholly owned subsidiary of SBH, which in turn is a wholly owned subsidiary of SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns, as of September 30, 2001, an approximately 40.09% interest in SOFTBANK. Accordingly, securities owned by SB America may be regarded as being beneficially owned by SBH; securities owned by SBH may be regarded as being beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.

                On January 29, 2002, SB America sold 17,290,866 shares of Common Stock at $17.3502 per share to SBC Internet Communications, Inc., a Delaware corporation (“SBC Internet”), pursuant to a Stock Purchase Agreement dated as of December 24, 2001, by and between SB America and SBC Communications, Inc., a Delaware corporation (“SBC”). SBC has assigned its rights and obligations under the Stock Purchase Agreement to SBC Internet, an indirect wholly owned subsidiary of SBC. The Stock Purchase Agreement is attached hereto as Exhibit 19. As a result of the foregoing, SB America may be deemed to be the beneficial owner of 96,445,239 shares of Common Stock, or approximately 16.9% of the Issuer's outstanding Common Stock.

                Eric Hippeau, a director of the Issuer and President and Executive Managing Director of SOFTBANK International Ventures, currently holds options to purchase 200,000 of the shares held by the Reporting Persons at $1.65625 per share and 135,360 of the shares held by the Reporting Persons at approximately $5.485 per share, and Ronald D. Fisher, Vice Chairman of SBH, currently holds options to purchase 22,560 of the shares held by the Reporting Persons at $5.485 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Page 6 of 8 Pages

                On January 29, 2002, SB America sold 17,290,866 shares of Common Stock at $17.3502 per share to SBC Internet, pursuant to a Stock Purchase Agreement dated as of December 24, 2001, by and between SB America and SBC and attached hereto as Exhibit 19.

Item 7.	Material to be filed as Exhibits.
17.	Agreement of Joint Filing, dated as of January 11, 1999, among SB America, SBH, SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. (Filed as Exhibit 6 to Amendment No. 1 to the Statement on Schedule 13D filed on January 12, 1999 by SOFTBANK and others with respect to the Common Stock of the Issuer and incorporated herein by reference.)

18.	Power of Attorney by SOFTBANK and Mr. Son. (Filed with Statement on Schedule 13G filed on February 17, 1998 by SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. with respect to the Common Stock of Concentric Network Corporation and incorporated herein by reference.)

19.	Stock Purchase Agreement dated as of December 24, 2001, by and between SB America and SBC.

[Remainder of page left intentionally blank]

Page 7 of 8 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2002

SOFTBANK CORP. SOFTBANK AMERICA INC. SOFTBANK HOLDINGS INC. MASAYOSHI SON
By:	/s/ Stephen A. Grant

Stephen A. Grant Secretary of Softbank America Inc. and Softbank Holdings Inc. and Attorney-in-fact for Softbank Corp. and Masayoshi Son

Page 8 of 8 Pages